SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934 (Amendment No. 26)

Herc Holdings Inc.
(Name of Issuer)

Common Stock, Par Value $0.01
(Title of Class of Securities)

                                                                    ________42704L104_________
(CUSIP Number)

David Goldman
GAMCO Investors, Inc.
One Corporate Center
Rye, New York 10580-1435
(914) 921-5000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

______________________November 23, 2021________________________
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box .

CUSIP No. 42704L104
1	Names of reporting persons I.R.S. identification nos. of above persons (entities only) Gabelli Funds, LLC I.D. No. 13-4044523
2	Check the appropriate box if a member of a group (SEE INSTRUCTIONS) (a) (b)
3	Sec use only
4	Source of funds (SEE INSTRUCTIONS) 00-Funds of investment advisory clients
5	Check box if disclosure of legal proceedings is required pursuant to items 2 (d) or 2 (e)
6	Citizenship or place of organization New York
Number Of Shares Beneficially Owned By Each Reporting Person With	: 7 : : :	Sole voting power 572,023 (Item 5)
	: 8 : : :	Shared voting power None
	: 9 : : :	Sole dispositive power 572,023 (Item 5)
	:10 : : :	Shared dispositive power None
11	Aggregate amount beneficially owned by each reporting person 572,023 (Item 5)
12	Check box if the aggregate amount in row (11) excludes certain shares (SEE INSTRUCTIONS)
13	Percent of class represented by amount in row (11) 1.93%
14	Type of reporting person (SEE INSTRUCTIONS) IA, CO

CUSIP No. 42704L104
1	Names of reporting persons I.R.S. identification nos. of above persons (entities only) GAMCO Asset Management Inc. I.D. No. 13-4044521
2	Check the appropriate box if a member of a group (SEE INSTRUCTIONS) (a) (b)
3	Sec use only
4	Source of funds (SEE INSTRUCTIONS) 00-Funds of investment advisory clients
5	Check box if disclosure of legal proceedings is required pursuant to items 2 (d) or 2 (e)
6	Citizenship or place of organization New York
Number Of Shares Beneficially Owned By Each Reporting Person With	: 7 : : :	Sole voting power 2,023,447 (Item 5)
	: 8 : : :	Shared voting power None
	: 9 : : :	Sole dispositive power 2,069,947 (Item 5)
	:10 : : :	Shared dispositive power None
11	Aggregate amount beneficially owned by each reporting person 2,069,947 (Item 5)
12	Check box if the aggregate amount in row (11) excludes certain shares (SEE INSTRUCTIONS)
13	Percent of class represented by amount in row (11) 6.98%
14	Type of reporting person (SEE INSTRUCTIONS) IA, CO

CUSIP No. 42704L104
1	Names of reporting persons I.R.S. identification nos. of above persons (entities only) Gabelli & Company Investment Advisers, Inc. I.D. No. 13-3379374
2	Check the appropriate box if a member of a group (SEE INSTRUCTIONS) (a) (b)
3	Sec use only
4	Source of funds (SEE INSTRUCTIONS) 00 – Client funds
5	Check box if disclosure of legal proceedings is required pursuant to items 2 (d) or 2 (e)
6	Citizenship or place of organization Delaware
Number Of Shares Beneficially Owned By Each Reporting Person With	: 7 : : :	Sole voting power 500 (Item 5)
	: 8 : : :	Shared voting power None
	: 9 : : :	Sole dispositive power 500 (Item 5)
	:10 : : :	Shared dispositive power None
11	Aggregate amount beneficially owned by each reporting person 500 (Item 5)
12	Check box if the aggregate amount in row (11) excludes certain shares (SEE INSTRUCTIONS)
13	Percent of class represented by amount in row (11) 0.00%
14	Type of reporting person (SEE INSTRUCTIONS) HC, CO, IA

CUSIP No. 42704L104
1	Names of reporting persons I.R.S. identification nos. of above persons (entities only) Teton Advisors, Inc. I.D. No. 13-4008049
2	Check the appropriate box if a member of a group (SEE INSTRUCTIONS) (a) (b)
3	Sec use only
4	Source of funds (SEE INSTRUCTIONS) 00 – Funds of investment advisory clients
5	Check box if disclosure of legal proceedings is required pursuant to items 2 (d) or 2 (e)
6	Citizenship or place of organization Delaware
Number Of Shares Beneficially Owned By Each Reporting Person With	: 7 : : :	Sole voting power 6,000 (Item 5)
	: 8 : : :	Shared voting power None
	: 9 : : :	Sole dispositive power 6,000 (Item 5)
	:10 : : :	Shared dispositive power None
11	Aggregate amount beneficially owned by each reporting person 6,000 (Item 5)
12	Check box if the aggregate amount in row (11) excludes certain shares (SEE INSTRUCTIONS)
13	Percent of class represented by amount in row (11) 0.02%
14	Type of reporting person (SEE INSTRUCTIONS) IA, CO

CUSIP No. 42704L104
1	Names of reporting persons I.R.S. identification nos. of above persons (entities only) MJG Associates, Inc. I.D. No. 06-1304269
2	Check the appropriate box if a member of a group (SEE INSTRUCTIONS) (a) (b)
3	Sec use only
4	Source of funds (SEE INSTRUCTIONS) 00-Client Funds
5	Check box if disclosure of legal proceedings is required pursuant to items 2 (d) or 2 (e)
6	Citizenship or place of organization Connecticut
Number Of Shares Beneficially Owned By Each Reporting Person With	: 7 : : :	Sole voting power 11,500 (Item 5)
	: 8 : : :	Shared voting power None
	: 9 : : :	Sole dispositive power 11,500 (Item 5)
	:10 : : :	Shared dispositive power None
11	Aggregate amount beneficially owned by each reporting person 11,500 (Item 5)
12	Check box if the aggregate amount in row (11) excludes certain shares (SEE INSTRUCTIONS)
13	Percent of class represented by amount in row (11) 0.04%
14	Type of reporting person (SEE INSTRUCTIONS) CO

CUSIP No. 42704L104
1	Names of reporting persons I.R.S. identification nos. of above persons (entities only) GGCP, Inc. I.D. No. 13-3056041
2	Check the appropriate box if a member of a group (SEE INSTRUCTIONS) (a) (b)
3	Sec use only
4	Source of funds (SEE INSTRUCTIONS) None
5	Check box if disclosure of legal proceedings is required pursuant to items 2 (d) or 2 (e)
6	Citizenship or place of organization Wyoming
Number Of Shares Beneficially Owned By Each Reporting Person With	: 7 : : :	Sole voting power None (Item 5)
	: 8 : : :	Shared voting power None
	: 9 : : :	Sole dispositive power None (Item 5)
	:10 : : :	Shared dispositive power None
11	Aggregate amount beneficially owned by each reporting person None (Item 5)
12	Check box if the aggregate amount in row (11) excludes certain shares (SEE INSTRUCTIONS) X
13	Percent of class represented by amount in row (11) 0.00%
14	Type of reporting person (SEE INSTRUCTIONS) HC, CO

CUSIP No. 42704L104
1	Names of reporting persons I.R.S. identification nos. of above persons (entities only) GAMCO Investors, Inc. I.D. No. 13-4007862
Check the appropriate box if a member of a group (SEE INSTRUCTIONS) (a) (b)
3	Sec use only
4	Source of funds (SEE INSTRUCTIONS) None
5	Check box if disclosure of legal proceedings is required pursuant to items 2 (d) or 2 (e)
6	Citizenship or place of organization Delaware
Number Of Shares Beneficially Owned By Each Reporting Person With	: 7 : : :	Sole voting power None (Item 5)
	: 8 : : :	Shared voting power None
	: 9 : : :	Sole dispositive power None (Item 5)
	:10 : : :	Shared dispositive power None
11	Aggregate amount beneficially owned by each reporting person None (Item 5)
12	Check box if the aggregate amount in row (11) excludes certain shares (SEE INSTRUCTIONS) X
13	Percent of class represented by amount in row (11) 0.00%
14	Type of reporting person (SEE INSTRUCTIONS) HC, CO

CUSIP No. 42704L104
1	Names of reporting persons I.R.S. identification nos. of above persons (entities only) Associated Capital Group, Inc. I.D. No. 47-3965991
Check the appropriate box if a member of a group (SEE INSTRUCTIONS) (a) (b)
3	Sec use only
4	Source of funds (SEE INSTRUCTIONS) WC
5	Check box if disclosure of legal proceedings is required pursuant to items 2 (d) or 2 (e)
6	Citizenship or place of organization Delaware
Number Of Shares Beneficially Owned By Each Reporting Person With	: 7 : : :	Sole voting power 50 (Item 5)
	: 8 : : :	Shared voting power None
	: 9 : : :	Sole dispositive power 50 (Item 5)
	:10 : : :	Shared dispositive power None
11	Aggregate amount beneficially owned by each reporting person 50 (Item 5)
12	Check box if the aggregate amount in row (11) excludes certain shares (SEE INSTRUCTIONS) X
13	Percent of class represented by amount in row (11) 0.00%
14	Type of reporting person (SEE INSTRUCTIONS) HC, CO

CUSIP No. 42704L104
1	Names of reporting persons I.R.S. identification nos. of above persons (entities only) Mario J. Gabelli
2	Check the appropriate box if a member of a group (SEE INSTRUCTIONS) (a) (b)
3	Sec use only
4	Source of funds (SEE INSTRUCTIONS) Private Funds
5	Check box if disclosure of legal proceedings is required pursuant to items 2 (d) or 2 (e)
6	Citizenship or place of organization USA
Number Of Shares Beneficially Owned By Each Reporting Person With	: 7 : : :	Sole voting power 600 (Item 5)
	: 8 : : :	Shared voting power None
	: 9 : : :	Sole dispositive power 600 (Item 5)
	:10 : : :	Shared dispositive power None
11	Aggregate amount beneficially owned by each reporting person 600 (Item 5)
12	Check box if the aggregate amount in row (11) excludes certain shares (SEE INSTRUCTIONS) X
13	Percent of class represented by amount in row (11) 0.00%
14	Type of reporting person (SEE INSTRUCTIONS) IN

Item 1. Security and Issuer
This Amendment No. 26 to Schedule 13D on the Common Stock of Herc Holdings Inc. (the “Issuer”) is being filed on behalf of the undersigned to amend the Schedule 13D, as amended (the “Schedule 13D”) which was originally filed on August 10, 2016.  Unless otherwise indicated, all capitalized terms used herein but not defined herein shall have the same meanings as set forth in the Schedule 13D.

Item 2. Identity and Background
Item 2 to Schedule 13D is amended, in pertinent part, as follows:
              This statement is being filed by various entities which except for LICT Corporation (“LICT) and CIBL, Inc. (“CIBL”), engage in various aspects of the securities business, primarily as investment adviser to various institutional and individual clients, including registered investment companies and pension plans, and as general partner or the equivalent of various private investment partnerships or private funds and as a registered broker-dealer.  Certain of these entities may also make investments for their own accounts. Mario J. Gabelli (“Mario Gabelli”) is deemed to directly or indirectly control these entities through his ownership interest.
The foregoing persons in the aggregate often own beneficially more than 5% of a class of equity securities of a particular issuer.  Although several of the foregoing persons are treated as institutional investors for purposes of reporting their beneficial ownership on the short-form Schedule 13G, the holdings of those who do not qualify as institutional investors may exceed the 1% threshold presented for filing on Schedule 13G or implementation of their investment philosophy may from time to time require action which could be viewed as not completely passive.  In order to avoid any question as to whether their beneficial ownership is being reported on the proper form and in order to provide greater investment flexibility and administrative uniformity, these persons have decided to file their beneficial ownership reports on the more detailed Schedule 13D form rather than on the short-form Schedule 13G and thereby to provide more expansive disclosure than may be necessary.
(a), (b) and (c) - This statement is being filed by one or more of the following persons: GGCP, Inc.  (“GGCP”), GGCP Holdings LLC (“GGCP Holdings”), GAMCO Investors, Inc. (“GBL”), Associated Capital Group, Inc. (“AC”), Gabelli Funds, LLC (“Gabelli Funds”), GAMCO Asset Management Inc. (“GAMCO”), Teton Advisors, Inc. (“Teton Advisors”), Gabelli & Company Investment Advisers, Inc. (“GCIA”), Morgan Group Holding Co., (“MGH”), G.research, LLC (“G.research”), MJG Associates, Inc. (“MJG Associates”), Gabelli Securities International (Bermuda) Limited (“GSIL”), Gabelli Foundation, Inc. (“Foundation”), Mario Gabelli, LICT and CIBL.  Those of the foregoing persons signing this Schedule 13D are hereinafter referred to as the “Reporting Persons”.
GGCP makes investments for its own account and is the manager and a member of GGCP Holdings which is the controlling shareholder of GBL and AC.  GBL, a public company listed on the New York Stock Exchange, is the parent company for a variety of companies engaged in the securities business, including certain of those named below.  AC, a public company listed on the New York Stock Exchange, is the parent company for a variety of companies engaged in the securities business, including certain of those listed below.
GAMCO, a wholly-owned subsidiary of GBL, is an investment adviser registered under the Investment Advisers Act of 1940, as amended (“Advisers Act”).  GAMCO is an investment manager providing discretionary managed account services for employee benefit plans, private investors, endowments, foundations and others.
GCIA, a wholly owned subsidiary of AC, is an investment adviser registered under the Advisers Act and serves as a general partner or investment manager to limited partnerships and offshore investment companies and other accounts.  As a part of its business, GCIA may purchase or sell securities for its own account.  GCIA or its relying advisers, act as a general partner or investment manager of a number of funds or partnerships, including Gabelli Associates Fund, L.P., Gabelli Associates Fund II, L.P., Gabelli Associates Limited, Gabelli Associates Limited II E, Gabelli Intermediate Credit Fund L.P., GAMA Select Plus Master Fund, Ltd., GAMCO Medical Opportunities L.P., and Gabelli Multimedia Partners, L.P.
G.research is a wholly owned subsidiary of MGH. G.research, is a broker-dealer registered under the Securities Exchange Act of 1934, as amended (“1934 Act”), which may as a part of its business purchase and sell securities for its own account.
Gabelli Funds, a wholly owned subsidiary of GBL, is a limited liability company. Gabelli Funds is an investment adviser registered under the Advisers Act which provides advisory services for The Gabelli Equity Trust Inc., The Gabelli Asset Fund, The Gabelli Growth Fund, The Gabelli Convertible and Income Securities Fund Inc., The Gabelli Value 25 Fund Inc., The Gabelli Small Cap Growth Fund, The Gabelli Equity Income Fund, The Gabelli ABC Fund, The Gabelli Global Content & Connectivity Fund, The Gabelli Gold Fund, Inc., The Gabelli Multimedia Trust Inc., The Gabelli Global Rising Income & Dividend Fund, The Gabelli Capital Asset Fund, The Gabelli International Growth Fund, Inc., The Gabelli Global Growth Fund, The Gabelli Utility Trust, The Gabelli Utilities Fund, The Gabelli Dividend Growth Fund, The Gabelli Focused Growth and Income Fund, The Comstock Capital Value Fund, The Gabelli Dividend and Income Trust, The Gabelli Global Utility & Income Trust, The GAMCO Global Gold, Natural Resources, & Income Trust, The GAMCO Natural Resources, Gold & Income Trust, The GDL Fund, Gabelli Enterprise Mergers & Acquisitions Fund, The Gabelli ESG Fund, Inc., The Gabelli International Small Cap Fund, The Gabelli Healthcare & Wellness Rx Trust, The Gabelli Global Small and Mid Cap Value Trust, Gabelli Value Plus+ Trust, Gabelli Merger Plus+ Trust Plc,  The Gabelli Global Financial Services Fund, The Gabelli Global Mini Mites Fund, The Gabelli Go Anywhere Trust, The Gabelli Media Mogul Fund, The Gabelli Pet Parents’ Fund, The Gabelli U.S. Treasury Money Market Fund, Bancroft Fund Ltd. and Ellsworth Growth & Income Fund Ltd., Gabelli Growth Innovators ETF, Gabelli Love Our Planet & People ETF (collectively, the “Funds”), which are registered investment companies.  Gabelli Funds is also the investment adviser to The GAMCO International SICAV (sub-funds GAMCO Merger Arbitrage and GAMCO All Cap Value), a UCITS III vehicle.
Teton Advisors, an investment adviser registered under the Advisers Act, provides discretionary advisory services to The TETON Westwood Mighty Mitessm Fund, The TETON Westwood Income Fund, The TETON Westwood SmallCap Equity Fund, TETON Westwood Intermediate Bond Fund, and The TETON Westwood Mid-Cap Equity Fund.
MJG Associates provides advisory services to private investment partnerships and offshore funds.  Mario Gabelli is the sole shareholder, director and employee of MJG Associates.   MJG Associates is the Investment Manager of Gabelli International Limited and Gabelli Fund, LDC.  Mario J. Gabelli is the general partner of Gabelli Performance Partnership, LP.
The Foundation is a private foundation.  Mario Gabelli is the Chairman, a Trustee and the Investment Manager of the Foundation. Elisa M. Wilson is the President of the Foundation.
LICT is a holding company with operating subsidiaries engaged primarily in the rural telephone industry. LICT actively pursues new business ventures and acquisitions. LICT makes investments in marketable securities to preserve capital and maintain liquidity for financing their business activities and acquisitions and are not engaged in the business of investing, or trading in securities. Mario J. Gabelli is the Chief Executive Officer, a director, and substantial shareholder of LICT.
CIBL is a holding company with interests in telecommunications operations, primarily in the rural telephone industry. CIBL actively pursues new business ventures and acquisitions. CIBL makes investments in marketable securities to preserve capital and maintain liquidity for financing their business activities and acquisitions and are not engaged in the business of investing, or trading in securities. Mario J. Gabelli is a director, and substantial shareholder of CIBL.
Mario Gabelli is the controlling stockholder, Chief Executive Officer and a director of GGCP and Chairman and Chief Executive Officer of GBL. He is the Executive Chairman of AC.  Mario Gabelli is also a member of GGCP Holdings. Mario Gabelli is the controlling shareholder of Teton and MGH.
The Reporting Persons do not admit that they constitute a group.
GAMCO is a New York corporation and GBL, MGH and Teton Advisors are Delaware corporations, each having its principal business office at One Corporate Center, Rye, New York 10580. GGCP is a Wyoming corporation and AC and GCIA are Delaware corporations each having its principal business office 191 Mason Street, Greenwich, CT 06830.   GGCP Holdings is a Delaware limited liability corporation having its principal business office at 191 Mason Street, Greenwich, CT 06830.  G.research is a Delaware limited liability company having its principal officers at One Corporate Center, Rye, New York 10580.  Gabelli Funds is a New York limited liability company having its principal business office at One Corporate Center, Rye, New York 10580.  MJG Associates is a Connecticut corporation having its principal business office at 191 Mason Street, Greenwich, CT 06830.  The Foundation is a Nevada corporation having its principal offices at 165 West Liberty Street, Reno, Nevada 89501.  LICT is a Delaware corporation having its principal place of business as 401 Theodore Fremd Avenue, Rye, New York 10580. CIBL, Inc. is a Delaware corporation having its principal place of business as 165 West Liberty Street, Suite 220, Reno, NV 89501.
For information required by instruction C to Schedule 13D with respect to the executive officers and directors of the foregoing entities and other related persons (collectively, “Covered Persons”), reference is made to Schedule I annexed hereto and incorporated herein by reference.
(d) – Not applicable.
(e) – Not applicable.
 (f) – Reference is made to Schedule I hereto.

Item 5. Interest In Securities Of The Issuer
Item 5 to Schedule 13D is amended, in pertinent part, as follows:
 (a) The aggregate number of Securities to which this Schedule 13D relates is 2,660,620 shares, representing 8.97% of the 29,658,403 shares outstanding as reported in the Issuer’s most recently filed Form 10-Q for the quarterly period ended September 30, 2021.  The Reporting Persons beneficially own those Securities as follows:
Name	Shares of Common Stock	% of Class of Common
GAMCO Gabelli Funds GCIA Mario Gabelli AC MJG Associates Teton Advisors	2,069,947 572,023 500 600 50 11,500 6,000	6.98% 1.93% 0.00% 0.00% 0.00% 0.04% 0.02%
Mario Gabelli is deemed to have beneficial ownership of the Securities owned beneficially by each of the foregoing persons.  AC, GBL and GGCP are deemed to have beneficial ownership of the Securities owned beneficially by each of the foregoing persons other than Mario Gabelli and the Foundation.
(b) Each of the Reporting Persons and Covered Persons has the sole power to vote or direct the vote and sole power to dispose or to direct the disposition of the Securities reported for it, either for its own benefit or for the benefit of its investment clients or its partners, as the case may be, except that (i) GAMCO does not have the authority to vote 46,500 of the reported shares, (ii) Gabelli Funds has sole dispositive and voting power with respect to the shares of the Issuer held by the Funds so long as the aggregate voting interest of all joint filers does not exceed 25% of their total voting interest in the Issuer and, in that event, the Proxy Voting Committee of each Fund shall respectively vote that Fund’s shares, (iii) at any time, the Proxy Voting Committee of each such Fund may take and exercise in its sole discretion the entire voting power with respect to the shares held by such fund under special  circumstances such as regulatory considerations, and (iv) the power of Mario Gabelli, AC, GBL, and GGCP is indirect with respect to Securities beneficially owned directly by other Reporting Persons.
(c) Information with respect to all transactions in the Securities which were effected during the past sixty days or since the most recent filing on Schedule 13D, whichever is less, by each of the Reporting Persons and Covered Persons is set forth on Schedule II annexed hereto and incorporated herein by reference.
 (e) Not applicable.

Signature
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: November 24, 2021

GGCP, INC.
MARIO J. GABELLI
MJG ASSOCIATES, INC.

By:/s/ David Goldman
     David Goldman
     Attorney-in-Fact

TETON ADVISORS, INC.
GABELLI FUNDS, LLC

By:/s/ David Goldman
     David Goldman
     General Counsel – Gabelli Funds, LLC
    Counsel-Teton Advisors, Inc.

  GAMCO INVESTORS, INC.

By:/s/ Peter D. Goldstein
     Peter D. Goldstein
                General Counsel - GAMCO Investors, Inc.

ASSOCIATED CAPITAL GROUP, INC.
GAMCO ASSET MANAGEMENT INC.
GABELLI & COMPANY INVESTMENT ADVISERS, INC.

By:/s/ Douglas R. Jamieson
     Douglas R. Jamieson
                    President & Chief Executive Officer – Associated Capital
Group, Inc.
      President – GAMCO Asset Management Inc.
      President – Gabelli & Company Investment Advisers, Inc.

SCHEDULE I
     Information with Respect to Executive
Officers and Directors of the Undersigned
Schedule I to Schedule 13D is amended, in pertinent part, as follows:

The following sets forth as to each of the executive officers and directors of the undersigned: his name; his business address; his present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted.  Unless otherwise specified, the principal employer of each such individual is GAMCO Asset Management Inc., Gabelli Funds, LLC, G.research, LLC, Teton Advisors, Inc., or GAMCO Investors, Inc., the business address of each of which is One Corporate Center, Rye, New York 10580, or Gabelli & Company Investment Advisers, Inc. or Associated Capital Group, Inc., the business address of each of which is 191 Mason Street, Greenwich, CT 06830 and each such individual identified below is a citizen of the United States.  To the knowledge of the undersigned, during the last five years, no such person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), and no such person was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities law or finding any violation with respect to such laws except as reported in Item 2(d) and (e) of this Schedule 13D.

GAMCO Investors, Inc. Directors:
Edwin L. Artzt Raymond C. Avansino Leslie B. Daniels

Former Chairman and Chief Executive Officer
Procter & Gamble Company
900 Adams Crossing
Cincinnati, OH 45202

Chairman & Chief Executive Officer
E.L. Wiegand Foundation
165 West Liberty Street
Reno, NV 89501

Operating Partner
AE Industrial Partners, LP
2500 N. Military Trail, Suite 470
Boca Raton, FL 33431

Mario J. Gabelli Elisa M. Wilson
Chief Executive Officer and Chief Investment Officer of GGCP, Inc.
Chairman & Chief Executive Officer of GAMCO Investors, Inc.
Executive Chairman of Associated Capital Group, Inc.
Director/Trustee of all registered investment companies advised by Gabelli Funds, LLC.

Director
c/o GAMCO Investors, Inc.
One Corporate Center
Rye, NY 10580

Eugene R. McGrath	Former Chairman and Chief Executive Officer Consolidated Edison, Inc. 4 Irving Place New York, NY 10003
Robert S. Prather	President & Chief Executive Officer Heartland Media, LLC 1843 West Wesley Road Atlanta, GA 30327
Officers:
Mario J. Gabelli	Chairman and Chief Executive Officer
Henry G. Van der Eb Bruce N. Alpert Peter D. Goldstein Kieran Caterina	Senior Vice President Senior Vice President General Counsel Chief Accounting Officer

GAMCO Asset Management Inc. Directors:
Douglas R. Jamieson Regina M. Pitaro Paul Swirbul Christopher Desmarais
Officers:
Mario J. Gabelli	Chief Executive Officer and Chief Investment Officer – Value Portfolios
Douglas R. Jamieson David Goldman	President, Chief Operating Officer and Managing Director General Counsel, Secretary & Chief Compliance Officer
Gabelli Funds, LLC Officers:
Mario J. Gabelli	Chief Investment Officer – Value Portfolios
Bruce N. Alpert	Executive Vice President and Chief Operating Officer
David Goldman	Vice President, Corporate Development and General Counsel
Richard Walz	Chief Compliance Officer
Kieran Caterina	Chief Accounting Officer
John Ball	Senior Vice President, Fund Administration

Gabelli Foundation, Inc. Officers:
Mario J. Gabelli	Chairman, Trustee & Chief Investment Officer
Elisa M. Wilson Marc Gabelli Matthew R. Gabelli Michael Gabelli	President Trustee Trustee Trustee

GGCP, Inc. Directors:
Mario J. Gabelli
Chief Executive Officer and Chief Investment Officer of GGCP, Inc.
Chairman & Chief Executive Officer of GAMCO Investors, Inc.
Executive Chairman of Associated Capital Group, Inc.
Director/Trustee of all registered investment companies advised by Gabelli Funds, LLC.

Marc Gabelli	President – GGCP, Inc.
Matthew R. Gabelli	Vice President – Trading G.research, LLC One Corporate Center Rye, NY 10580
Michael Gabelli	President & COO Gabelli & Partners, LLC One Corporate Center Rye, NY 10580
Frederic V. Salerno	Chairman Former Vice Chairman and Chief Financial Officer Verizon Communications
Vincent S. Tese	Executive Chairman – FCB Financial Corp
Elisa M. Wilson	Director

Officers:
Mario J. Gabelli	Chief Executive Officer and Chief Investment Officer
Marc Gabelli	President

GGCP Holdings LLC Members: GGCP, Inc. Mario J. Gabelli	Manager and Member Member

Teton Advisors, Inc. Directors:
Marc Gabelli Vincent J. Amabile Stephen G. Bondi, CPA Aaron J. Feingold, M.D. Nicholas F. Galluccio Kevin M. Keeley John M. Tesoro, CPA
Executive Chairman

Founder- Amabile Partners

Chief Financial Officer – Mittleman Brothers, LLC

President and Founder – Raritan Bay Cardiology Group

Chief Executive Officer and President

President & Executive Chairman – Keeley Teton Advisors, LLC

Retired Partner – KPMG LLP

Officers:
Nicholas F. Galluccio Patrick B. Huvane, CPA, CFA	See above Chief Financial Officer & Chief Compliance Officer

Associated Capital Group, Inc. Directors:
Mario J. Gabelli
Chief Executive Officer and Chief Investment Officer of GGCP, Inc.
Chairman & Chief Executive Officer of GAMCO Investors, Inc.
Executive Chairman of Associated Capital Group, Inc.
Director/Trustee of all registered investment companies advised by Gabelli Funds, LLC.

Marc Gabelli	President – GGCP, Inc.
Douglas R. Jamieson	President and Chief Executive Officer
Bruce Lisman	Former Chairman - JP Morgan – Global Equity Division
Daniel R. Lee	Chief Executive Officer Full House Resorts, Inc. 4670 South Ford Apache Road, Suite 190 Las Vegas, NV 89147
Richard T. Prins	Former Partner Skadden, Arps, Slate, Meagher & Flom LLP
Salvatore F. Sodano	Vice Chairman – Retired Broadridge Financial Solutions
Frederic V. Salerno	See above
Elisa M. Wilson	Director
Officers:
Mario J. Gabelli Douglas R. Jamieson Timothy H. Schott Peter D. Goldstein David Goldman	Executive Chairman President and Chief Executive Officer Executive Vice President and Chief Financial Officer Chief Legal Officer General Counsel

Gabelli & Company Investment Advisers, Inc.
Directors:
Douglas R. Jamieson

Officers:
Douglas R. Jamieson John Givissis Craig A. Weynand	Chief Executive Officer and President Controller Chief Compliance Officer
G.research, LLC
Officers:
Cornelius V. McGinity	Office of the Chairman
Vincent Amabile	President
Bruce N. Alpert Bernard Frize Joseph Fernandez	Vice President Chief Compliance Officer Controller and Financial and Operations Principal

SCHEDULE II
INFORMATION WITH RESPECT TO
TRANSACTIONS EFFECTED DURING THE PAST SIXTY DAYS OR
SINCE THE MOST RECENT FILING ON SCHEDULE 13D (1)
SHARES PURCHASED        AVERAGE
DATE            SOLD(-)             PRICE(2)

 COMMON STOCK-HERC HOLDINGS INC.

GABELLI FUNDS, LLC
GAMCO ALL CAP VALUE
11/10/2021	-200	195.2900
11/5/2021	-200	194.0000
10/22/2021	-100	189.0020
10/1/2021	-500	167.0000
9/27/2021	-200	165.4579
GABELLI ASSET FUND
11/16/2021	-1,000	190.4294
11/5/2021	-1,000	195.2953
10/28/2021	-800	183.2160
10/21/2021	-1,000	184.5050
10/20/2021	-1,000	188.3174
10/1/2021	-1,000	166.2130
GABELLI GLOBAL DIVIDEND & INCOME TRUST
10/28/2021	-2,300	183.2160
10/20/2021	-2,000	188.3174
10/14/2021	-1,000	179.4850
10/5/2021	-3,000	171.1593
GABELLI EQUITY INCOME FUND
11/9/2021	-500	195.8000
11/8/2021	-500	194.5162
11/5/2021	-500	196.3000
10/22/2021	1,000	188.4946
10/22/2021	-2,000	188.4946
10/7/2021	-500	173.7616
10/6/2021	-500	167.7760
10/5/2021	-500	170.2300
10/1/2021	-2,000	171.2002
GABELLI EQUITY TRUST
11/11/2021	-6,000	195.2669
11/8/2021	-1,000	195.5985
11/5/2021	-1,500	194.1745
11/4/2021	-3,500	191.5959
10/29/2021	-1,000	179.3335
10/29/2021	-3,000	182.2362
10/28/2021	-1,000	178.8685
10/13/2021	-1,000	175.1560
9/30/2021	-500	167.8500
GABELLI SMALL & MID CAP VALUE TRUST
10/20/2021	-500	188.5000
9/28/2021	-1,000	165.9477
9/27/2021	-600	165.4579
GABELLI SMALL CAP GROWTH FUND
11/23/2021	-11,500	188.7667
11/18/2021	-1,500	186.8039
11/5/2021	-2,500	195.4259
11/4/2021	-500	194.1520
11/3/2021	-1,000	189.9202
11/3/2021	-1,000	191.0000
11/2/2021	-2,600	187.1392
11/1/2021	-500	182.7420
11/1/2021	-400	184.0292
10/29/2021	-2,500	179.5586
10/28/2021	-1,000	181.5980
10/22/2021	-2,500	187.2101
10/21/2021	-2,000	183.4126
10/20/2021	-2,000	187.4840
10/19/2021	-2,500	184.6696
10/18/2021	-2,000	182.2500
10/15/2021	-1,000	185.0200
10/11/2021	-5,000	169.3056
10/7/2021	-1,500	172.6500
10/6/2021	-600	167.9667
10/5/2021	-496	174.3000
10/4/2021	-8,404	171.0981
10/1/2021	-3,500	168.5907
GABELLI FOCUSED GROWTH & INCOME FUND
10/29/2021	-500	182.0766
10/22/2021	-500	187.5120

GGCP, INC.
11/8/2021	-700	*DO

GAMCO ASSET MANAGEMENT INC.
11/23/2021	-10	187.5000
11/23/2021	-1,100	188.2245
11/22/2021	-15	188.8200
11/22/2021	-600	191.8783
11/22/2021	-10	193.0080
11/22/2021	-8	193.0088
11/22/2021	-4,000	191.7879
11/19/2021	-50	183.9500
11/19/2021	-300	184.0767
11/18/2021	-50	185.5278
11/17/2021	-50	184.3000
11/17/2021	-800	184.8263
11/17/2021	-50	186.0400
11/17/2021	-3,000	184.9276
11/16/2021	-175	190.6129
11/16/2021	-1,000	190.9938
11/16/2021	-100	191.1700
11/16/2021	-500	191.5900
11/15/2021	-500	191.8324
11/15/2021	-300	192.0119
11/15/2021	-2,550	194.1908
11/15/2021	-316	*DO
11/15/2021	-860	195.9958
11/12/2021	-200	194.0050
11/12/2021	-300	195.1533
11/12/2021	-3,140	194.9234
11/11/2021	-1,950	195.1607
11/11/2021	-200	196.0261
11/11/2021	19	194.4600
11/11/2021	-40	*DO
11/11/2021	-900	194.5499
11/10/2021	-600	188.6963
11/10/2021	-50	193.7000
11/10/2021	4	194.6400
11/10/2021	385	195.5178
11/10/2021	-4,600	191.1418
11/9/2021	-350	193.5200
11/9/2021	-1,200	194.2075
11/8/2021	-4,426	198.0530
11/8/2021	-700	201.6651
11/8/2021	-1,876	198.2942
11/5/2021	-300	193.6813
11/5/2021	-1,350	193.9602
11/5/2021	-100	194.0000
11/5/2021	-50	194.0800
11/5/2021	-200	194.2800
11/5/2021	-800	195.0100
11/5/2021	-5,415	194.1934
11/4/2021	-1,150	191.7511
11/4/2021	-9	191.9489
11/4/2021	4	192.0800
11/4/2021	-3,209	192.8448
11/3/2021	-566	188.5807
11/3/2021	-1,000	189.2315
11/3/2021	-4,000	189.9202
11/2/2021	-100	183.4000
11/2/2021	-300	185.0300
11/2/2021	-550	186.6736
11/2/2021	-5,100	186.5260
11/1/2021	-200	183.8500
11/1/2021	-900	184.0292
10/29/2021	-150	178.1275
10/29/2021	-100	179.5000
10/29/2021	-2,000	180.0100
10/29/2021	-4,100	180.6416
10/29/2021	-700	182.5520
10/28/2021	-50	179.3900
10/28/2021	-400	180.6080
10/28/2021	-1,400	181.1442
10/28/2021	-100	181.9100
10/28/2021	-420	182.4574
10/28/2021	-2,000	182.6580
10/28/2021	-2,938	180.4863
10/27/2021	-700	173.7619
10/26/2021	-100	174.0000
10/26/2021	-150	178.7333
10/25/2021	-100	186.0000
10/25/2021	-1,080	187.5602
10/25/2021	470	*DI
10/25/2021	-22	*DO
10/22/2021	-150	185.9500
10/22/2021	-350	187.3283
10/22/2021	-1,600	188.3254
10/22/2021	-400	189.0020
10/22/2021	-100	189.6816
10/22/2021	-100	190.4650
10/22/2021	-100	191.2900
10/22/2021	-100	191.6200
10/22/2021	1,400	*DI
10/22/2021	-24	*DO
10/22/2021	-4,000	187.2101
10/22/2021	-62	190.2081
10/21/2021	-100	180.5000
10/21/2021	-200	186.0000
10/21/2021	-1,000	*DO
10/20/2021	-200	181.9000
10/20/2021	-1,300	185.3816
10/20/2021	-100	187.0400
10/20/2021	-1,500	185.1385
10/20/2021	-2,000	187.4840
10/19/2021	-3,600	184.1396
10/19/2021	-500	185.1602
10/19/2021	-200	185.3250
10/19/2021	-25	186.4108
10/19/2021	-200	186.6701
10/19/2021	-4,000	184.7208
10/18/2021	-500	180.8710
10/18/2021	-50	183.2250
10/18/2021	-6	182.3583
10/18/2021	-30	*DO
10/18/2021	-2,000	182.4487
10/15/2021	-300	178.9205
10/15/2021	-1,300	184.5823
10/15/2021	-1,400	185.0200
10/15/2021	-700	*DO
10/15/2021	-700	*DO
10/15/2021	-600	*DO
10/14/2021	-353	179.0000
10/14/2021	-500	179.5000
10/14/2021	-2,452	179.5731
10/14/2021	-5,075	179.5744
10/14/2021	-225	179.6544
10/14/2021	-1,625	179.6572
10/14/2021	-5,000	179.8250
10/14/2021	-425	180.0000
10/14/2021	-375	180.0397
10/14/2021	-11	*DO
10/14/2021	-2,000	179.8750
10/14/2021	-2,000	180.4500
10/13/2021	-50	175.0146
10/13/2021	-300	175.1874
10/13/2021	-100	176.2736
10/13/2021	-8	174.9988
10/13/2021	-2,000	176.0771
10/12/2021	-400	176.6100
10/12/2021	-950	176.6463
10/12/2021	-7,000	176.6774
10/11/2021	-100	168.1100
10/11/2021	-550	169.0627
10/11/2021	-15	*DO
10/11/2021	-542	*DO
10/11/2021	-100	*DO
10/11/2021	-12	*DO
10/11/2021	-474	*DO
10/11/2021	-300	*DO
10/8/2021	-1,050	171.5171
10/8/2021	-6	170.4283
10/8/2021	-37	*DO
10/7/2021	-300	169.5000
10/7/2021	-1,650	170.8009
10/7/2021	-500	171.0120
10/7/2021	-200	171.5050
10/7/2021	-115	171.5591
10/7/2021	-707	171.9070
10/7/2021	-334	171.9071
10/7/2021	-64	172.1775
10/7/2021	-17	172.1776
10/7/2021	-157	172.1777
10/7/2021	-1,075	172.1778
10/7/2021	-298	172.1779
10/7/2021	-130	172.1780
10/7/2021	-48	172.1781
10/7/2021	-11	172.1782
10/7/2021	-12	172.1783
10/7/2021	-7	172.1786
10/7/2021	-12	172.6483
10/7/2021	-24	172.6488
10/7/2021	-18	172.6489
10/7/2021	-30	172.6490
10/7/2021	-67	172.6491
10/7/2021	-9	172.6500
10/6/2021	-650	163.9923
10/6/2021	-300	166.5033
10/5/2021	-2,000	171.0000
10/5/2021	-1,700	172.6429
10/5/2021	-500	173.0000
10/4/2021	-1,000	170.0530
10/4/2021	-2,290	171.1108
10/4/2021	-500	171.2603
10/4/2021	-535	*DO
10/4/2021	-153	*DO
10/4/2021	-12	*DO
10/4/2021	-1,500	170.2074
10/1/2021	-2,025	170.6798
10/1/2021	200	*DI
10/1/2021	-400	*DO
10/1/2021	-8,600	167.9476
9/30/2021	-5,000	164.2630
9/30/2021	-400	165.0000
9/30/2021	-1,050	165.4206
9/30/2021	-4,400	165.0999
9/29/2021	-100	*DO
9/29/2021	-147	165.5400
9/29/2021	-100	166.5658
9/29/2021	-300	167.0033
9/29/2021	-1,700	167.1719
9/29/2021	-200	*DO
9/29/2021	-2,000	167.6000
9/28/2021	-500	163.5270
9/28/2021	-2,250	164.0597
9/28/2021	-5,000	164.1107
9/28/2021	-100	165.4100
9/28/2021	-8,000	164.4431
9/27/2021	-710	164.0887
9/27/2021	-500	164.1468
9/27/2021	-250	165.4579
9/27/2021	-9	165.7189
9/27/2021	-4	165.7975
9/27/2021	-7	165.7986

GABELLI & COMPANY INVESTMENT ADVISERS, INC.
10/22/2021	-125	190.0000
10/1/2021	-125	172.2180

MJG ASSOCIATES, INC.
10/22/2021	-500	190.0927
9/27/2021	-1,000	167.0000

GABELLI FOUNDATION, INC.
10/25/2021	-200	187.5900

(1) UNLESS OTHERWISE INDICATED, ALL TRANSACTIONS WERE EFFECTED
    ON THE NYSE.

(2) PRICE EXCLUDES COMMISSION.

(*) RESULTS IN CHANGE OF DISPOSITIVE POWER AND BENEFICIAL OWNERSHIP.